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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Dobson Communications Corporation

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

256069105

(Cusip Number)

Benjamin F. Stephens, Esq.
AT&T Wireless Services, Inc.
7277 164th Avenue NE
Redmond, WA 98052
(425) 580-6000
with a copy to:
Eric DeJong, Esq.
Perkins Coie LLP
1201 Third Avenue, 40th Floor
Seattle, Washington 98101
(206) 583-8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256069105			Page 2 of 4

1.	Name of Reporting Person: AT&T Wireless Services, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,508,523

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,508,523

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,508,523

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.9%

14.	Type of Reporting Person (See Instructions): CO

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
SIGNATURE

     This Amendment No. 6 supplements and amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by AT&T Corp. and AT&T Wireless Services, Inc. (“AWS”) on February 20, 2001 (the “Original Filing”), as such Original Filing was subsequently supplemented and amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto, filed on July 20, 2001, August 2, 2001, January 7, 2003, January 27, 2003 and June 20, 2003 respectively. This Amendment No. 6 is being filed to reflect a decrease in the percentage of Dobson Communications Corporation’s (the “Company”) Class A Common Stock beneficially owned by AWS as a result of the Company’s issuance of additional shares of its Class A Common Stock pursuant to an exchange offer (the “Exchange Offer”) for American Cellular Corporation’s (“American Cellular”) 9-1/2% Senior Subordinated Notes due 2009 (the “American Cellular Notes”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5, as amended, is hereby amended and supplemented by the addition of the following paragraphs:

     On August 28, 2003, the Company furnished a Form 8-K to the Commission announcing that on August 19, 2003, the Company and American Cellular had consummated the reorganization of American Cellular, pursuant to which American Cellular became a wholly-owned subsidiary of the Company. In connection with the reorganization, American Cellular simultaneously completed the Exchange Offer for the American Cellular Notes. Pursuant to the terms of the Exchange Offer, holders of $681.9 million outstanding principal amount of American Cellular Notes exchanged such American Cellular Notes for an aggregate of $48.7 million in cash, 43.9 million shares of the Company’s Class A Common Stock and 681,900 shares of the Company’s Convertible Preferred Stock. According to the Company’s most recently available filing with the Commission containing the total number of shares of its Class A Common Stock outstanding (Amendment No. 1 to Form S-3), the total number of shares of the Company’s Class A Common Stock outstanding as of August 25, 2003 increased to 111,150,826 shares.

     Reference is made to Rows 7-11 and 13 of the cover page of this Amendment No. 6, which Rows are incorporated by reference herein. On August 19, 2003, after giving effect to the exchange offer, AWS ceased to be the beneficial owner of more than 5% of the Company’s Class A Common Stock. AWS continues to beneficially own 4,508,523 shares of the Company’s Class A Common Stock, which constitutes 3.9% of the shares of the Company’s Class A Common Stock outstanding as of August 25, 2003 according to the Company’s most recently available filing with the Commission by containing the total number of shares of its Class A Common Stock outstanding after giving effect to the Exchange Offer (Amendment No. 1 to Form S-3).

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2003	AT&T WIRELESS SERVICES, INC.

	By:	/s/ Benjamin F. Stephens

Benjamin F. Stephens, Esq. Assistant Secretary

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